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05005411

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kilsa Teknologies Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 24491 FISCAL YEAR 8-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/27/05

82-2441

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

January 14, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: KELSO TECHNOLOGIES INC (the "Company")
MAILING ON JANUARY 14, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Letter From President
- Information Circular
- Notice of Meeting
- Proxy
- Annual Financial Statements for the Year Ending 2004/08/31
- Management Discussion and Analysis
- Supplemental Return Card

8-31-04
AR/S

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

LAURIE WADDINGTON

cc: TSX Venture Exchange
cc: Alberta Securities Commission

cc: KELSO TECHNOLOGIES INC
cc: STRATEGIC BUSINESS LAWYERS
cc: STEINGARTEN SCHECHTER & CO
cc: US Securities and Exchange Commission

BEYOND THE HORIZON

Kelso's most momentous news was issued January 10, 2005 when it announced the signing of a five year Joint Marketing and Development Agreement (JMA) with Union Tank Car Company of Chicago, Illinois and McKenzie Valve and Machining Company headquartered in McKenzie, Tennessee.

The JMA encompasses all aspects of the development and commercialization of the Kelso JS SRV line of pressure relief valves from product conceptualization through product development, manufacturing, quality assurance, marketing, sales and technical support for after sales service. With Union's reputation and commitment that spans over 100 plus years in the rail industry, the JMA provides Kelso the ability to reach out to the majority of the North American rail industry.

Union, together with its wholly-owned subsidiary Procor Limited in Oakville, Ontario, owns a fleet of approximately 85,000 cars making Union one of the world's largest Lessors of railcars. The two companies have several railcar repair and maintenance facilities throughout North America and Union is one of the leaders in tank car manufacturing. These facilities provide Kelso with the opportunity for potential sales from their customers ordering new tank cars, from customers having their valves replaced at their maintenance facilities, or from Union and Procor installing our valves on some of the cars in their fleet. This is just the beginning for Kelso.

Union has agreed to inform the rail industry about Kelso's valves and direct the various companies in the industry to read a story on the Union web site (www.utlx.com) about Kelso and its valves.

McKenzie will be the exclusive manufacturer of the Kelso line of pressure relief valves for the North American rail market. McKenzie has been manufacturing valves and other rail parts for several years and has a state-of-the-art manufacturing facility. McKenzie has agreed to eliminate outside sales of its own internal pressure relief valves in order to manufacture and develop Kelso's external valves.

Kelso, with the marketing assistance of Union will be solely responsible for sales. Kelso intends to use a direct sales approach by engaging its own sales force and by using the media to provide information to the public and the industry about the various benefits the Kelso valves provide over existing internal technology. Kelso will advertise in specific rail-related magazines and attend various railroad trade shows. Union may participate in some of these shows as well.

Through the three and three quarter years that Kelso undertook to arrange the tank cars for the Association of American Railroads (AAR) Service Trial, Kelso was fortunate to demonstrate the JS75 SRV to many large and well-known companies. These companies showed great interest in Kelso's valve and we are confident that they could become potential customers.

Next to inventing a valve that actually met or exceeded all of the certification requirements of the AAR, the JMA is the second biggest event in Kelso's history. For Kelso to negotiate an Agreement of this magnitude is absolutely astonishing as it is a little known company in the rail industry. Yet, it was able to attract Union Tank Car Company, North America's largest tank car Lessor.

By combining the revolutionary Kelso JS75 SRV valve, the manufacturing expertise of McKenzie and the marketing and sales experience of Union, we have created a winning combination which will benefit Kelso and most important, its shareholders. McKenzie should be manufacturing the JS75 SRV by this summer. Prior to that, Kelso will be working with Union on marketing the JS75 SRV successfully to the various rail companies. Since Union originally provided Kelso with the thirty tank cars to enter the two years AAR Service Trial, it knows our product and its performance. This should greatly assist us in our marketing efforts.

The next challenge facing Kelso is major financing in order to commercialize our valve, hire staff, begin advertising product and continue funding the Patent program. Kelso currently holds 14 Patents around the world and has another seven Patents pending.

A major financing phase began in January 2005. With Union and McKenzie now associated with Kelso, we believe the strength and reputation their companies bring will facilitate raising the needed funds. Our experienced financial associates in Toronto and Vancouver are working diligently to accomplish our financing goals and we hope that by the time McKenzie is producing our first valves, we will be an organization fully financed and equipped to take on the complexities of a commercialized company.

Kelso had an excellent year with considerable achievements made since our last AGM:

- Certification by the AAR of the JS75 SRV for hazardous commodities;
- Negotiation of a JMA with one of the world's largest tank car Lessors; and,
- Laying the ground work to turn this Company into a vital and competitive entity for decades to come.

I would like to thank the following people who made the JMA possible:

Jack P. Helms, Managing Partner of Goldsmith-Agio-Helms (Agio) who originally agreed to have Agio represent Kelso. Agio is a U.S.-based private investment banking firm providing sophisticated financial advisory services to middle-market businesses. Needless to say, Kelso is not a middle-market business and is grateful to Mr. Helms for allowing his prestigious firm to represent Kelso.

William S. Jarrett, Jr., Managing Director for Agio who believed in Kelso and contacted Frank Lester, President of Union Tank Car Company on Kelso's behalf. Bill arranged for Kelso and Union to meet in Agio's office during March 2004, so that Kelso and Agio could make a presentation to Union. Bill's enthusiasm and confidence in our product will allow Agio to continue working with Kelso regarding future licensing of our technology to other companies around the world for both rail and various other industries.

At the Agio meeting, was James K. Doty, Vice President Rail Car Marketing for Union. After that meeting, Jim and I spoke on March 30, 2004 which led to nine months of negotiations to conclude the JMA. On a personal basis, I found negotiations with Jim to be one of the best and most rewarding experiences I have had at Kelso. No matter how difficult parts of the negotiations were, Jim made it possible through frank and open dialogue, to resolve any concerns. Without Jim's openness, honesty, sense of humor and the willingness to persevere, this Agreement would not have happened. I am looking forward as the two of us continue to build on the strong and trusting relationship we developed over the past months.

Also at the meeting, was Richard R. Sumpter, Plant Manager for McKenzie. Towards the end of the negotiations, Dick and I laid the groundwork for a strong working relationship for the five year term of the Agreement. We negotiated the initial manufacturing costs McKenzie would be charging Kelso. In order for Kelso to be competitive in the rail valve industry, McKenzie must price their manufacturing costs reasonably to insure both McKenzie and Kelso maintain profit margins. Dick signed the JMA on behalf of McKenzie and as with Union I look forward to working with McKenzie.

Frank Lester, President of Union Tank Car Company had the insight to explore a possible relationship with Kelso and its JS SRV Pressure Relief Valve technology. That led to the Agio meeting between Union, McKenzie and Kelso last March. Frank oversaw the negotiations and gave final approval by signing the Agreement on behalf of Union.

None of this would have been possible without James W. Williams, 3rd, inventor of the Kelso JS75 SRV valve. His manufacturing expertise, his financial support to Kelso and his patience and understanding, made this all possible.

To the five other officers and directors in Kelso, I extend a personal thank you for the hard work, the patience and the willingness to work hard for little or no compensation. I thank you for believing in Kelso and for the accomplishments you have made for our team, for our Company and for our shareholders.

Kelso's future is looking very bright. During 2005, Kelso will change dramatically. It will evolve from a company solely engaged in R&D to a fully commercialized company, working side-by-side with its friends at Union and McKenzie. During 2005, we will begin sales to the North American rail industry, working with Agio on worldwide licensing and royalty arrangements for the international rail industry. And during 2005, we will look for additional partners in other industries like the trucking, petrochemical, stand alone storage tanks, air and marine transportation.

2005 should be a year of exhilaration for those working within Kelso and for those most important to Kelso . . . our loyal shareholders.

Once financing is in place, Kelso will strive to provide more international news releases, newsletters for a wider audience to learn about our company, news articles for various newspapers and magazines highlighting the unique features of our valve and the safety it brings to communities around North America and possible appearances on television.

At the last AGM, Kelso received an overwhelming vote (approximately 90% of the proxies submitted) in favor of listing on the OTC BB in the United States. Kelso will likely pursue this listing once the funding is in place to cover all legal, accounting and other expenses associated with listing on the OTC BB. This step will enable greater accessibility to the vastly larger US investor base enabling Kelso to finance its future growth plans. It is Kelso's goal to ultimately pursue delisting from the TSX Venture Exchange.

Once again, I want to thank all of our loyal shareholders for believing and investing in Kelso, for those who run it and for trusting that we will continue to meet and exceed the never ending challenges that lay before us and beyond the horizon.

Sincerely,

Stephen L. Grossman
President and CEO
Kelso Technologies Inc.

KELSO TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of KELSO TECHNOLOGIES INC. (the "Company") will be held at Suite 1020 - 510 Burrard Street, Vancouver, British Columbia, on Friday, February 25, 2005 at 12:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2004 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To elect directors for the ensuing year.

5. To approve the Company's 2005 Stock Option Plan and authorize the Company, subject to regulatory approval, to grant and amend stock options pursuant and subject to the terms and conditions of the 2005 Stock Option Plan.

6. To transact such other business as may properly come before the meeting.

For full details of each of the foregoing items, please see the accompanying Information Circular.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 12th day of January, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Stephen L. Grossman, C.E.O. & President

KELSO TECHNOLOGIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT DECEMBER 15, 2004

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of KELSO TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. A poll is required if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting by shareholders present in person or by proxy. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the votes that could be cast at the Meeting being represented by proxies that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, OF 10th Floor, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors except for the insiders of the Company, generally, inasmuch as they may be recipients of future repriced options to purchase shares of the Company, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has two classes of shares entitled to be voted at the Meeting, namely, Common shares and Class "A" Convertible Voting Preference shares. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 43,352,462 Common shares and 62,650 Class "A" Convertible Voting Preference shares, Series I issued and outstanding.

Only those shareholders of record on January 7, 2005 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each elected director will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. At the last Annual General Meeting, Stephen L. Grossman was elected to hold office until the third Annual General Meeting following such Meeting in order to provide continuity and leadership security. Accordingly, he is not a current nominee. Mr. Grossman has been an elected director since 1994 and has also held the concurrent position of President.

The following information concerning Mr. Grossman and the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation[1]	Previously a Director	Shares Owned[2]
STEPHEN L. GROSSMAN[3] Director, Chairman, C.E.O. and President	Chairman, C.E.O. and President of the Company	since July, 1994	1,857,000 (including 618,750 escrowed shares)
JOHN L. CARSWELL[3] Director and Vice President of Business Development, Corporate Communications & Marketing	President of Century Communications Corporation	since June, 1995	194,284
BLAIR L. QUALEY[3] Director	Director, Business Development, The Vancouver Board Of Trade since 2003; previously Principal at Blair Qualey and Associates; previously Executive Vice President, Century Communications Corporation	since July, 2004	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of December 15, 2004.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the BC Business Corporations Act, the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada.

VII. STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each CEO of the Company, despite the amount of compensation of that individual; (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not provided herein respecting an executive officer whose total salary and bonus does not exceed $100,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end. For the purposes of this disclosure:

"executive officer" means an individual who at any time during the financial year was: (a) the chair of the Company, if that individual performed the functions of the office on a full-time basis; (b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis; (c) the president of the Company; (d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or (e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a director of the Company or any of its subsidiaries.

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled "Other Annual Compensation", unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table (Canadian Dollars)

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Names and Principal Positions of Applicable Executive Officers	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Stephen L. Grossman, C.E.O.	Aug. 31 2004	Nil	Nil	$132,000	1,924,422[2]	Nil	Nil	7,800[1]
	Aug. 31 2003	Nil	Nil	$102,950	106,071	Nil	Nil	7,800[1]
	Aug. 31 2002	Nil	Nil	$82,200	98,257	Nil	Nil	7,800[1]

(1) Car allowance.
(2) Includes repricing during fiscal year of 1,101,743 previously granted options.

The terms and conditions of the employment contract or arrangement with the above mentioned executive officer is as follows:

> Stephen L. Grossman currently receives a consulting fee as C.E.O. and President in the amount of $11,000 per month. He also receives a car allowance of $650 per month.

No LTIP has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this Information Circular.

The Company does not have a "Compensation Committee". The directors of the Company do not have any specific policies for determining compensation of executive officers.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/Sar Grants During The Most Recently Completed Financial Year

Names of Applicable Executive Officers	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees and Senior Officers in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Stephen L. Grossman	724,422	0.57 %	$0.10	$0.15	Dec. 29/2008

Aggregate Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

Names of Applicable Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Stephen L. Grossman	Nil	Nil	1,924,422 exercisable	$96,221 Exercisable

Option/Sar Repricings During The Most Recently Completed Financial Year

Names of Applicable Executive Officers	Date of Repricing	Securities Under Options/SARS Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Stephen L. Grossman	Dec. 29/2003	1,101,743	$0.13	$0.11	$0.10	14 – 46 mths

Compensation Of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for Stephen L. Grossman who is compensated for acting as President and CEO.

VIII. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Company's most recently completed financial year, no officers, directors, employees or former officers, directors or employees of the Company or its subsidiaries have been indebted to the Company or its subsidiaries.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Steingarten Schechter & Co., Chartered Accountants, of Suite 800 – 650 West Georgia Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XI. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2005 Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange ("TSX-V"), all listed companies are required to adopt a formal stock option plan. The Company last adopted a stock option plan in 2004, which was approved by the Company's shareholders at the Company's Annual General Meeting on February 27, 2004.

The Company hereby seeks shareholder approval for the Company to adopt a fresh stock option plan (the "2005 Plan") in accordance with and subject to the rules and policies of the TSX-V. The 2005 Plan is being established in order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2005 Plan, which will be subject to approval by the TSX-V, the total number of common shares allotted and reserved for future issuance will be equivalent to 10% of the issued and outstanding share capital of the Company from time to time. All outstanding options, whether granted under the 2004 Plan or otherwise, shall be included in the aforesaid percentage. There are currently 4,066,797 options outstanding, equivalent to approximately 9.4% of the current issued and outstanding share capital of the Company. **Accordingly, unless some of the existing options are exercised, cancelled or lapse, only the balance of the aforesaid 10% may be granted unless and until the issued and outstanding share capital increases.**

Regulatory Requirements

The Company's common shares trade on the TSX-V, which requires that listed companies obtain the approval of their shareholders for stock option plans where the plan reserves for issuance pursuant to stock options a number of shares equivalent to a "rolling" percentage of the Company's issued and outstanding share capital.

Disinterested shareholder approval must be obtained where:

(a) a stock option plan, together with all of the Company's previously established or proposed stock option grants could result at any time in:

(i) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Company's outstanding share capital;

(ii) the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital; or

(iii) except in the case of a Tier 1 issuer, the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's outstanding share capital; or

(b) the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the plan must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by:

(i) Insiders to whom options may be issued under the stock option plan; and
(ii) associates of persons referred to in item (i) above.

Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Company's Insiders will participate in the Company's 2005 Plan. Insiders, as a group, currently hold all options allocated under previous stock option grants.

The 2005 Plan, together with previous stock option grants, could result in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital. Accordingly, management will ask disinterested shareholders to approve the 2005 Plan (see "Disinterested Shareholder Approval" below).

Terms of the 2005 Plan

A full copy of the 2005 Plan will be available at the Meeting for review by shareholders. Also, shareholders may obtain copies of the 2005 Plan from the Company prior to the Meeting, on request. The following is a summary of the 2005 Plan:

The 2005 Plan will only terminate when terminated by the Company. Any options outstanding when the 2005 Plan is terminated will remain in effect until they are exercised or they expire.

The 2005 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company. The 2005 Plan also provides for amendment of stock options granted under the 2005 Plan or granted prior to implementation of the Company's first stock option plan (being the 2005 Plan).

The 2005 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. Further, the Board may delegate such authority as it sees fit to a committee comprised of 2 or more directors.

Options granted under the 2005 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company becomes categorized as a Tier 1 issuer (or equivalent), in which case the maximum term will be 10 years from the date of grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Pursuant to the policies of TSX-V, all stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

Pursuant to the policies of TSX-V, options granted under the terms of the 2005 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the TSX-V policy manual). For as long as the Company is categorized as a Tier 2 issuer, options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold his or her position or office.

All of the other provisions described in this Information Circular regarding the TSX-V's policy in respect of stock options are incorporated in the 2005 Plan.

The Company will not issue shares pursuant to options granted under the 2005 Plan until the shares have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of TSX-V (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders to establish the 2005 Plan and to grant and amend options granted thereunder. Such approval will be sought at the Meeting.

For the purposes of the vote, none of the Company's Insiders or their associates may vote on the matter.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 12th day of January, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Stephen L. Grossman, Chairman, C.E.O. & President

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004 and 2003

INDEX

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
800 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

AUDITORS' REPORT

To the Shareholders of
Kelso Technologies Inc.

We have audited the Consolidated Balance Sheets of KELSO TECHNOLOGIES INC. as at August 31, 2004 and 2003 and the Consolidated Statements of Operations, Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Steingarten Schechter & Co

December 1, 2004
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

August 31, 2004 and 2003

	2004	2003
ASSETS		
Current:		
Cash	$ 76,345	$ 128,627
Goods and Services Tax receivable	-	1,083
	$ 76,345	$ 129,710
Equipment (note 5)	11,585	8,137
	$ 87,930	$ 137,847
LIABILITIES		
Current:		
Accounts payable and accrued liabilities (note 8)	$ 40,508	$ 45,294
Funds advanced for share subscriptions	58,290	117,465
	$ 98,798	$ 162,759
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares (note 6)	$ 6,662,600	$ 6,014,168
Preference shares (note 6)	62,650	62,650
	$ 6,725,250	$ 6,076,818
Contributed surplus (notes 4 and 7)	97,852	95,954
Deficit (page 4)	(6,833,970)	(6,197,684)
	$ (10,868)	$ (24,912)
	$ 87,930	$ 137,847

APPROVED ON BEHALF OF THE BOARD:

_______________ Director

_______________ Director

The accompanying notes are an integral part of these Balance Sheets.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended August 31, 2004 and 2003

	2004	2003
Revenue	$ -	$ -
Expenses:		
Accounting and legal (note 8)	$ 127,813	$ 99,322
Advertising	1,119	1,389
Amortization	3,050	2,482
Automobile (note 8)	8,080	12,411
Bank charges	1,137	1,485
Consulting and investor relations (note 8)	88,868	48,613
License and fees	27,130	15,983
Management fees (note 8)	132,000	102,950
Office and general	20,883	12,205
Rent (note 8)	10,110	10,110
Telephone	5,937	6,979
Travel	25,207	26,797
	$ 451,334	$ 340,726
Loss before the undernoted	$ (451,334)	$ (340,726)
Interest income	684	840
Research and development costs (note 8)	(156,488)	(269,647)
Stock-based compensation (notes 4, 6 and 7)	(29,148)	(46,917)
Net loss for the year	$ (636,286)	$ (656,450)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares	36,737,581	32,398,109

The accompanying notes are an integral part of these Statements.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF DEFICIT

Years Ended August 31, 2004 and 2003

	2004	2003
Deficit, beginning of year, as previously reported	$ (6,197,684)	$ (5,492,197)
Retroactive adjustment for stock-based compensation (note 4)	-	(49,037)
Deficit, beginning of year, as restated	$ (6,197,684)	$ (5,541,234)
Net loss for the year (page 3)	(636,286)	(656,450)
Deficit, end of year	$ (6,833,970)	$ (6,197,684)

The accompanying notes are an integral part of these Statements.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended August 31, 2004 and 2003

	2004	2003
Cash flows from (used in) operating activities		
Net loss for the year (page 3)	$ (636,286)	$ (656,450)
Add: items not affecting cash		
- amortization	3,050	2,482
- stock-based compensation	29,148	46,917
	$ (604,088)	$ (607,051)
Changes in non-cash working capital		
Goods and Services Tax receivable	1,083	418
Accounts payable and accrued liabilities	(4,786)	(70,921)
	$ (607,791)	$ (677,554)
Cash flows used in investing activities		
Purchase of equipment	$ (6,498)	$ (2,798)
Cash flows from (used in) financing activities		
Issuance of common shares (note 9)	$ 503,717	$ 599,022
Funds advanced for share subscriptions (note 9)	58,290	117,465
	$ 562,007	$ 716,487
Increase (decrease) in cash during the year	$ (52,282)	$ 36,135
Cash, beginning of year	128,627	92,492
Cash, end of year	$ 76,345	$ 128,627

The accompanying notes are an integral part of these Statements.

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. The company has completed the two year Service Trial of the JS75 SRV Pressure Relief Valve required by the Association of American Railroads and is in the final stages towards commercialization.

The JS75 SRV Pressure Relief Valve is a patented product whose application is in the transportation and storage of hazardous and non-hazardous materials.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation:

The consolidated financial statements include the accounts of Kelso Technologies Inc. and its wholly-owned subsidiary 432583 B.C. Ltd.

Company	Jurisdiction of Incorporation
Kelso Technologies Inc.	British Columbia
432583 B.C. Ltd.	British Columbia

The acquisition has been accounted for by the purchase method and accordingly, the results of operations of the subsidiary have been included in these consolidated financial statements from the date of acquisition.

b) Amortization:

Equipment is recorded at cost and amortized over their estimated useful life as follows:

Office equipment	- 20% declining balance method
Computer equipment	- 30% declining balance method

continued. . .

c) Research and Development:

Research and development costs are expensed as incurred.

d) Future Income Taxes:

The company follows the liability method of income tax allocation. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.

Future income tax liability or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

e) Financial Instruments:

The company's financial instruments consist of cash, accounts payable and accrued liabilities and funds advanced for share subscriptions. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

f) Foreign Currency Translation:

All assets and liabilities of the company which are denominated in United States dollars are translated to Canadian dollars at year end exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur. Gains or losses from foreign currency translations are included in the determination of net income (loss) for the current period.

g) Measurement Uncertainty:

Financial statement preparation in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period which they actually became known.

h) Basic and diluted earnings (loss) per share:

Earnings (loss) per share are calculated using the weighed-average number of common shares outstanding during the year. Diluted earnings (loss) per share are calculated using the treasury stock method. Under this method, stock options and share purchase warrants and equivalents outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

continued. . .

4. CHANGE IN ACCOUNTING POLICY – STOCK-BASED COMPENSATION

The company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 with respect to stock-based compensation awards.

This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards be measured and recorded in the financial statements at fair value for fiscal years beginning on or after January 1, 2004.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividends yields, volatility factors of the expected market price of the company's common shares and an expected life of the options.

The cumulative effect at August 31, 2003 of this accounting change is an increase in the deficit beginning of year of $49,037, an increase in stock-based compensation expense for fiscal 2003 of $46,917 and a corresponding increase in contributed surplus of $95,954.

5. EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2004	Net Carrying Amount 2003
Office equipment	$ 10,956	$ 8,026	$ 2,930	$ 3,663
Computer equipment	24,410	15,755	8,655	4,474
	$ 35,366	$ 23,781	$ 11,585	$ 8,137

6. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I

100,000,000 Common shares, without par value

continued. . .

6. SHARE CAPITAL, continued

Issued:

a) Common shares:

	2004		2003	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	35,853,925	$ 6,014,168	28,579,423	$ 5,347,296
Issued during the year:				
- for cash	2,608,997	289,025	4,155,558	328,897
- for exercise of share purchase warrants	2,221,010	229,101	2,370,824	238,082
- for exercise of stock options	914,000	130,306	457,955	48,925
- for conversion of preference shares	-	-	290,165	67,850
	41,597,932	$ 6,662,600	35,853,925	$ 6,031,050
Less: share issuance costs	-	-	-	(16,882)
Balance, end of year	41,597,932	$ 6,662,600	35,853,925	$ 6,014,168

b) Escrowed Shares:

675,000 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

c) Class "A" Convertible, Voting, Preference Shares, Series I:

	2004		2003	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	62,650	$ 62,650	130,500	$ 130,500
Converted into common shares	-	-	67,850	67,850
	62,650	$ 62,650	62,650	$ 62,650

16,300 of the preference shares were initially convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until September 21, 2000. The rate then increases by $0.05 on each annual anniversary date until September 21, 2004. Each share purchase warrant will have a term which expires on the earlier of September 21, 2004 or the date which is two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

continued. . .

c) Class "A" Convertible, Voting, Preference Shares, Series I, continued:

12,600 of the preference shares were initially convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until November 22, 2000. The rate then increases by $0.05 on each annual anniversary date until November 22, 2004. Each share purchase warrant will have a term which expires on the earlier of November 22, 2004 or the date which is two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

8,750 of the preference shares were initially convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until January 5, 2002. The rate then increases by $0.05 on each annual anniversary date until January 5, 2006. Each share purchase warrant will have a term which expires on the earlier of January 5, 2006 or the date which is two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

25,000 of the preference shares were initially convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until March 12, 2002. The rate then increases by $0.05 on each annual anniversary date until March 12, 2006. Each share purchase warrant will have a term which expires on the earlier of March 12, 2006 or the date which is two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

d) Stock Option Plan:

Under the company's stock option plan, the company may grant options to purchase common shares equal to 10% of the issued and outstanding common shares as permitted by the TSX Venture Exchange to directors, officers and employees. Options are granted at the market price, less permitted discounts on the grant date, vest according to privileges set at the time the option is granted, and must expire no later than five years from the date of the grant.

During the year, 1,366,877 stock options were granted at an exercise price of $0.10 expiring December 29, 2008 and 914,000 stock options were exercised.

The following stock options are outstanding at August 31, 2004:

Number of Shares	Exercise Price	Expiry Date
810,925	$ 0.10	March 3, 2005
56,647	$ 0.10	April 18, 2005
282,645	$ 0.10	October 6, 2005
98,257	$ 0.10	November 22, 2006
675,875	$ 0.10	September 4, 2007
206,071	$ 0.10	November 4, 2007
238,500	$ 0.10	March 25, 2008
1,366,877	$ 0.10	December 29, 2008

continued. . .

d) Stock Option Plan, continued:

Stock-Based Compensation:

The company applies the fair value method of accounting for stock-based compensation awards. During the year, the company granted 1,366,877 (2003 – 1,645,946) stock options to directors, officers and consultants resulting in a stock-based compensation expense of $29,148 (2003 - $46,917).

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions as follows:

	2004	2003
Risk-free interest rate	3.72%	4.02 – 6.16%
Estimated volatility	30%	30%
Expected life	2-5 years	2-5 years
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year ended August 31, 2004 was $0.021 (2003 - $0.029).

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

e) Share Purchase Warrants:

The following share purchase warrants are outstanding at August 31, 2004:

Number of Shares	Exercise Price	Expiry Date
843,890	$ 0.10	October 28, 2004
3,500	$ 0.345	November 23, 2004
143,750	$ 0.23	January 5, 2005
74,832	$ 0.345	January 5, 2005
19,000	$ 0.2875	January 10, 2005
10,333	$ 0.345	January 10, 2005
38,750	$ 0.23	April 3, 2005
834,088	$ 0.15	May 21, 2005
187,500	$ 0.16	July 2, 2005
1,249,651	$ 0.11	September 4, 2005
75,000	$ 0.11	September 28, 2005
797,728	$ 0.14	December 23, 2005
402,968	$ 0.20	June 4, 2006

During the year, 2,608,997 share purchase warrants were granted, 2,221,010 share purchase warrants were exercised and 3,477,498 share purchase warrants were forfeited or expired.

continued. . .

7. CONTRIBUTED SURPLUS

The company applies the fair value method of accounting for stock-based compensation awards and accordingly, $29,148 (2003 - $46,917) was recorded as stock-based compensation expense with a corresponding increase to contributed surplus.

8. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

	2004	2003
Automobile	$ 7,800	$ 7,800
Consulting and investor relations	$ 30,000	$ 35,175
Legal	$ 80,349	$ 52,806
Management fees	$ 132,000	$ 102,950
Rent	$ 10,110	$ 10,110
Research and development costs	$ 124,500	$ 262,995

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $30,379 (2003 - $11,787) to related parties.

9. STATEMENT OF CASH FLOWS

Non-cash transactions are as follows:	2004	2003
Contributed surplus – stock-based compensation	$ 27,250	$ -
Conversion of preference shares to common shares	$ -	$ 67,850
Funds advanced in previous year for share subscription	$ 117,465	$ -

10. INCOME TAXES

The company has non-capital loss carry forwards of $3,380,327 to reduce future income tax as follows:

2005	$ 483,438
2006	$ 469,379
2007	$ 245,376
2008	$ 249,725
2009	$ 397,372
2010	$ 616,077
2011	$ 642,034

The company has capital losses of $138,019 to be applied against future capital gains. These losses can be carried forward indefinitely.

continued. . .

10. INCOME TAXES, continued

The company has Canadian Exploration Expenditures totaling $92,424 and Canadian Development Expenditures totalling $50,500 that are available to reduce future taxable income.

The tax benefits of these losses and expenditures are not reflected in these consolidated financial statements.

11. CONTRACTUAL OBLIGATIONS

a) Management Agreement:

By agreement dated February 1, 1996 and subsequently amended, the company entered into an agreement with a director to serve the company and its subsidiary as an executive officer. In consideration, the company agreed to pay $11,000 per month. The agreement may be terminated by the director by giving two months written notice, or by the company at any time without notice. Termination of the agreement by the company would require the company to make a severance payment equal to twelve months of consulting fees.

b) Services Agreement:

By agreement dated November 1, 2002, the company entered into an agreement with a company owned by a director to provide the company with investor relations fulfillment services. In consideration, the company agreed to pay $2,500 per month. The agreement is on a month-to-month basis and may be terminated by either party upon 30 days written notice.

12. SUBSEQUENT EVENTS

Subsequent to August 31, 2004, following occurred:

a) 1,467,080 common shares were issued for the exercise of share purchase warrants.

b) The company issued 100,000 units at a price of $0.145 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder thereof to purchase one additional common share at a price of $0.17 per share. The share purchase warrants expire after a two-year period.

c) 28,900 preference shares with paid up capital of $ 28,900 were converted into 82,565 common shares.

d) 843,890 share purchase warrants exercisable at $0.10 expired.

e) 3,500 share purchase warrants exercisable at $0.345 expired.

f) 56,250 common shares held in escrow were released.

g) The following stock options were cancelled:

Number of Shares	Exercise Price	Expiry Date
4,545	$ 0.10	October 6, 2005
100,000	$ 0.10	September 4, 2007
95,455	$ 0.10	December 29, 2008

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Twelve Months Ended August 31, 2004

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. Those cars traveled throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars accumulated approximately 4 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Thereby Kelso substantially exceeded the AAR requirements. In January of 2004, Kelso met with an AAR Observer at an independent AAR certified railroad repair facility and conducted the required AAR teardown of five Kelso JS75 SRV valves that were in the service trial. Once the successful teardown was completed, Kelso submitted a package to the Director of the AAR Tank Car Committee for the committee's review and approval. On February 23, 2004, Kelso announced that the AAR had given approval for the Kelso JS75 SRV Pressure Relief Valve to be used on 75 pound general purpose tank cars carrying hazardous commodities. Kelso now has the ability to sell its valve on all 75 pound general purpose tank cars traveling throughout North America carrying both hazardous and non-hazardous commodities. The approval also ended the two years AAR Service Trial.

On May 27, 2004, Kelso announced that it was now engaged in significant, in-depth discussions with a major company (s) that will assist Kelso in entering the commercial phase of its JS75 SRV Pressure Relief Valve in regards to the rail industry.

On June 9, 2004, Kelso announced it has now put pen to paper to begin drafting a working relationship Agreement between the Companies.

On July 6, 2004, Kelso announced that Blair Qualey was joining the Kelso Board and replacing Bryce Stewart, a Kelso Director, who resigned due to personal reasons. Qualey serves with The Vancouver Board of Trade as its Director of Business Development, is the Executive Director of the Spirit of Vancouver, and is Executive Director of the World Trade Centre Vancouver.

July 13, 2004, Kelso announced that the negotiations between the Companies have now entered the legal phase and felt this could culminate in a signed Agreement involving all parties.

July 19, 2004, Kelso announced it had begun doing a market survey for the trucking industry, as this would be the next logical step in modifying the Kelso JS SRV Pressure Relief Valve. The cargo carried in tanker trucks is similar to those in the rail tank car industry.

On August 13, 2004, Kelso announced it has closed a private placement for gross proceeds of $94,105.00 and issued 649,000 common shares. The Placees will also be granted non-transferable warrants to purchase up to an additional 649,000 shares for a period of two years at a price of $0.17 per share. The applicable Canadian hold periods expire at midnight on January 9, 2005.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the twelve months ended August 31, 2004, the company had no revenues and incurred $451,334 in general and administrative expenses. The major expenditures during the period were as follows:

Accounting and legal	$	127,813
Management fees	$	132,000
Consulting and investor relations	$	88,868
Research and development costs	$	156,488

Audit and accounting fees for the period totalled $2,500. Legal fees of $22,354 are due to the law firm of Godhino Sinclair Shields (one of the principals of which is Harley Sinclair, the company's Corporate Secretary) for general legal matters. $25,009 in legal fees related to patent work on the JS75 SRV.

Related Party Transactions

The following summarizes the company's related party transactions for the period:

Automobile	$	7,800
Consulting and investor relations	$	30,000
Legal	$	80,349
Management fees	$	132,000
Rent	$	10,110
Research and development costs	$	124,500

Subsequent Events

October 5, 2004, Kelso announced that the negotiations between the Companies had now taken another step forward since Kelso has provided its legal council the draft Agreement for review. Originally the other parties to this Agreement had their legal firm write the original draft Agreement prior to Kelso submitting it to their attorneys for review. It is anticipated that all parties will sign a final Agreement within the next few months. One of the major advantages of this Agreement for our shareholders is that it will provide maximum rail industry recognition of the Kelso JS75 SRV Pressure Relief Valve and future valves under development. For a little known entity like Kelso, this will be a huge benefit in expediting sales and providing a revenue stream for our Company.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you...

Stephen L. Grossman, President and CEO
Kelso Technologies Inc.

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF KELSO TECHNOLOGIES INC. TO BE HELD AT SUITE 1020 – 510 BURRARD STREET, VANCOUVER, B.C. ON FRIDAY, FEBRUARY 25, 2005, AT 12:00 PM

The undersigned Registered Shareholder of the Company hereby appoints Stephen L. Grossman, the CEO of the Company, or failing this person, John L. Carswell, a Director of the Company, or in the place of the foregoing, ______________________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

Please Print Name: ________________________ **Date Signed:** __________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint and authorize the remuneration of Steingarten Schechter & Co., Chartered Accountants as auditors of the Company			
2. To elect as Director, John L. Carswell*			
3. To elect as Director, Blair L. Qualey*			
4. To approve the Company's 2005 Stock Option Plan and authorize the granting and amending of options (see Item XII of the Information Circular)			
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			
* Note: On February 27, 2004, Stephen L. Grossman was elected for a 3 year term			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company or by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

REQUEST FORM

KELSO TECHNOLOGIES INC.

Pursuant to National Instrument 54-102, Kelso Technologies Inc. (the "Company") shall maintain a supplemental list and shall send interim financial statements and reports to registered holders and beneficial owners of its securities on that list, at no cost. If you wish to be placed on the Company's supplemental list, please print your name and address and mail this request form to the Company's registrar and transfer agent:

PACIFIC CORPORATE TRUST COMPANY
10th Floor
625 Howe Street
Vancouver, B.C.
V6C 3B8

Attention: Corporate Trust Department

I do wish to be placed on the Company's supplemental list:

NAME (please print): ______________________________

ADDRESS: ______________________________

____

____

DATE: ______________________________

EMAIL ADDRESS: ______________________________
(optional)

TELEPHONE NUMBER: ______________________________
(optional)